

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

March 11, 2011

via U.S. mail and facsimile

Kirk A. Benson, Chief Executive Officer
Headwaters Incorporated
10653 South River Front Parkway, Suite 300
South Jordan, Utah

> **RE: Headwaters Incorporated**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed November 19, 2010**
> **File No. 1-32459**

Dear Mr. Benson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

Intellectual Property, page 12

1. We note the disclosure in the second paragraph that no single patent or trademark is itself material to your company. With a view towards future disclosure, please tell us whether any group of patents or trademarks is material to your company.

2. Please revise in future filings to discuss the duration of your intellectual property. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Year Ended September 30, 2010 Compared to Year September 30, 2009, page 47

3. On pages 24, 43 and 49 you discuss the potential of relocating facilities and entering into new strategic relationships and indicate the disruption and expense from these efforts could be significant. Please provide an expanded analysis of this issue with a discussion of the potential factors that would influence these decisions and specific quantified information on the expenses and periods in which you could potentially incur these charges. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. Refer to Item 303(A)(3) of Regulation S-K and Sections 501.02 and 501.12 of the Financial Reporting Codification for guidance.

Item 15. Exhibits, Financial Statement Schedules

Exhibit 4.9

4. We note that you have filed the Loan and Security Agreement dated October 27, 2009 by incorporating by reference to the Form 8-K filed October 27, 2009. The Loan and Security Agreement filed as Exhibit 4.3 to the Form 8-K does not contain the schedules and exhibits to the agreement. Please amend the Form 8-K to file a complete copy of the agreement, including all schedules and exhibits.

Definitive Proxy Statement on Schedule 14A

Compensation Policies, Practices and Risk Management, page 16

5. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief